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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - May 2011

● ●	Eurozone woes return, ECB disappointed expectations of aggressive rate hikes Dollar recovers on risk reduction	AUD	-2.7%
The RBA kept its policy rate unchanged and AUD tumbled with the broader risk-off move following its early-month highs. But the RBA still looks to be favouring tightening in the second half of the year, judging from its Statement on Monetary Policy and the meeting minutes

●	Maintaining a long carry position, the V10 Index registered an excess return of -1.28% at month-end.	NZD	1.7%	The New Zealand dollar confounded market participants by strengthening versus the rest of the G10 given the uncertainty stemming from the Christchurch earthquake earlier in the year
Index Description The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG		NOK	-2.4%	Q1 GDP figures for Norway were slightly disappointing. But NOK underperformance in May was more a function of liquidity preferences than any concerns on the domestic front
(the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index). The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

CHF	1.3%	May saw new highs for the currency against the EUR and the USD. Eurozone woes led to flight to safety and given problems with the US and Japan lended support to CHF
JPY	-0.4%
USDJPY steadily drifted towards the key 80 level, prompting investors to fear renewed intervention. Lack of action from the Fed and general risk aversion were the key drivers. There was a slight recovery towards 82.00 but external conditions were simply too weak to support a sustained move

USD	NA	The dollar had a strong May as Eurozone worries kept risk-seeking sentiment in check. But global growth concerns and some softening US data also contributed to the unease.
* All performance against USD

Performance Influencing Factors
The EUR was hit hard in May. The currency started the month on the wrong foot as the ECB disappointed expectations of aggressive rate hikes. However, the bigger move was triggered when German newspapers reported an impasse at aid talks for Greece. This set off several weeks of uncertainty. Coupled with dipping global activity numbers, investors were increasingly concerned that the world economy was set to take a turn for the worse and positioned accordingly. However, even though the dollar and the franc were the star performers during the month, it was still quite hard to categorise market moves as pure “risk-off”. The market also made a rather half-hearted attempt to challenge the key USDJPY 80 exchange rate but the severe lack of follow through meant there was little for the BoJ/MoF to worry about. Despite some easing of supply constraints, commodity prices remain at relatively elevated levels and policymakers are keen to avoid turning ‘transitory’ price pressures permanent.
Source: UBS Research

V10 Index Behaviour
Throughout the month, the V10 Currency Index remained in the long carry position, i.e. was long the high yielding currencies and short the low yielding currencies. V10 registered a loss of 1.28% by month end. Meanwhile, S&P total return for the month was -0.91%. The performance of the index since inception on 06 May 2009 has been 4.24%.

Graph 1: V10 and S&P 500 performance in May 2011

Source: UBS Investment Bank. Note: For illustration purposes only; SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

30 Apr- 31 May	High-yielding: AUD, NZD, NOK Low-yielding: CHF, JPY, USD

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Hypothetical and actual Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 May 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%								-0.6%

Source: UBS Investment Bank.

Index performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in May 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Mar-11	Apr-11	May-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.08	9.38	9.24	-7.6%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.88	9.18	9.04	-9.6%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.02	9.33	9.19	-8.1%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	8.92	9.22	9.10	-9.0%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	8.84	9.15	9.03	-9.7%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.55	8.84	8.73	-12.7%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	8.68	9.00	8.90	-11.0%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.55	9.89	9.78	-2.2%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	9.41	9.80	9.71	-5.3%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.36	9.75	9.67	-5.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.06	9.46	9.42	-8.3%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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